SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 000-21742

                   Subsea 7 S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                             England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F .
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Attached herewith as Exhibit 99.1 is a press release, dated December 22, 2011, whereby Subsea 7 S.A. (the “Company”) announced the award of a SURF contract valued at approximately $185 million from Elf Exploration UK Limited on the West Franklin Field in the Central Graben area of the North Sea.

The contract scope includes engineering, procurement, fabrication, installation and commissioning of the Sealines Package associated with the West Franklin Phase 2 Development. The Sealine Package consists of a 6.2km pipeline bundle incorporating two insulated pipe-in-pipe production pipelines to connect the new West Franklin A and Elgin B platforms, and represents the largest diameter bundle produced and installed to date. A 6.6km umbilical will be laid and trenched adjacent to the bundle.

Engineering and project management will commence later this year, with offshore operations due to commence in summer 2013.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement of the awarded contract and statements as to the scope and location of our work thereunder.   The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SUBSEA 7 S.A.
Date: December 22, 2011	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer